[Letterhead, Blackwell Sanders Peper Martin LLP]
January 29, 2008
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel
Re:      Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”) and Tortoise North American Energy Corporation (“TYN,” and together with TYG and TYY, each a “Company” and collectively, the “Companies”)
To the Commission:
On January 7, 2008, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement (the “Preliminary Proxy Statement”) pursuant to Section 14 of the Securities Exchange Act of 1934.
The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on January 14, 2007. The Companies are filing concurrently herewith their definitive proxy statement (the “Definitive Proxy Statement”). A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment. All capitalized terms used but not defined in this letter have the meanings assigned to them in the Definitive Proxy Statement.
1.         Comment: Please revise the language found under the caption “Board Recommendation” in each of Proposal One and Proposal Two so that such language does not appear in all capital letters.
Response: The language has been revised as requested.
2.         Comment: Disclosure in Proposal Two explains that the Companies are seeking authorization to sell common shares below net asset value and that such common shares may be sold in one or more public or private offerings to raise capital quickly and capitalize on market opportunities. Please explain to the Staff how the Companies will be able to raise capital quickly in a public offering in which the securities will need to be registered.
Response: Each of TYG and TYY have effective shelf registration statements that will enable them to bring down registered securities and raise capital quickly.

January 29, 2008

3.         Comment: Please add disclosure to the statement in Proposal Two that none of the Companies anticipates selling common shares below NAV unless the directors believe that the investment opportunity to be targeted with the proceeds of such sale will lead to a long-term increase in stockholder distributions to indicate that such distributions may include a return of capital.
Response: The disclosure has been revised as requested.
4.         Comment: Please delete or explain the significance of the two sentences in Proposal Two beginning with “Further, to the extent a Company issues common shares...” and ending with “as determined by the Company’s Board of Directors.”
Response: The highlighted disclosure has been deleted.
5.         Comment: Please expand the disclosure in Proposal Two regarding the Advisor’s potential conflict in determining whether to recommend that a Company issue common shares below NAV.
Response: The disclosure has been expanded as requested.
6.         Comment: Please remove the word “potentially” from the disclose in Proposal Two regarding the dilutive effect of the issuance of common shares below NAV.
Response: The disclosure has been revised as requested.
7.         Comment: Please add disclosure to Proposal Two discussing the history of the Companies’ requests for authorization to sell common shares below net asset value.
Response: The requested disclosure has been added.
8.         Comment: Please confirm that Proposal Two addresses the impact issuing common shares below NAV may have on the NAV of each Company.
Response: The Companies confirm that this language is found in Proposal Two.
9.         Comment: Please explain supplementally to the Staff why the Companies routinely seek authority to sell their common shares below NAV. Please explain supplementally whether the Companies regularly sell their common shares below NAV.
Response: The Companies believe that their reasons for seeking authority to sell their common shares below NAV are fully addressed in Proposal Two. Based on the views of the Staff that any such grant of authority is only valid for one year, in order to retain the flexibility as discussed in the proxy statement, the Companies continue to seek such authority on an annual basis. For the information of the Staff, the Companies do not sell their common shares below NAV on a regular basis.

January 29, 2008

10.       Comment: Please explain supplementally to the Staff whether the disclosure found in (b) under the caption “Required Vote” in Proposal Two means that a stockholder with 100 common shares will be entitled to 1 vote or 100 votes.
Response: The Companies hereby confirm that each common share and each preferred share is entitled to one vote for purposes of determining whether the approval required in (b) under the caption “Required Vote” in Proposal Two. For example, a stockholder with 100 common shares will be entitled to 100 votes (1 vote per common share held). For the information of the Staff, disclosure to that effect is contained in the third paragraph under the highlighted caption. In addition, the Companies have revised the disclosure under the highlighted caption to more clearly articulate this disclosure.
On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:
•           each Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•           each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely, /s/ Eric J. Gervais Eric J. Gervais
EJG
Enclosures
cc:        Diane Bono – Tortoise Capital Advisors (w/encl.)
Steven F. Carman, Esq. - Blackwell Sanders Peper Martin LLP (w/encl.)